Exhibit 99.1

THE COMPANY'S SUBSIDIARY, PLAZA CENTERS N.V., ANNOUNCED GRANT
OF ITS APPLICATION FOR REORGANISATION PROCEEDINGS AND
PROPOSES RESTRUCTURING PLAN TO ITS CREDITORS

Tel Aviv, November 20, 2013, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today that its subsidiary, Plaza Centers N.V. (LSE: PLAZ, WSE: PLZ/PLAZACNTR) (“Plaza”), has announced that further to the announcement dated November 14, 2013, that Plaza has filed for reorganization proceedings with the District Court of Amsterdam in the Netherlands (the “Court”) and submitted a restructuring plan to the Court. Pursuant to Dutch reorganization proceedings, the Court appoints an administrator to manage the affairs of Plaza together with existing management; ordinary unsecured creditors of  Plaza become subject to a stay and Plaza has the ability to restructure its debts during the moratorium with majority consent of its creditors. Throughout the restructuring process Plaza intends to continue its business activities as normal.

Further to that announcement, Plaza announced that the Court has granted its application for preliminary suspension of payment proceedings. The Court has appointed an administrator and a supervisory judge. In its announcement, Plaza stated that throughout the restructuring process, it intends to continue its business activities as normal, and that its team will manage its affairs alongside the administrator.

Plaza noted further, that in order to resolve its liquidity situation, it has filed with the Court a restructuring plan proposed to its creditors. This restructuring plan proposes a deferral of the obligations of Plaza for a period of three to four years, or shorter if cash flow permits, without requiring the bondholders to take a loss on the par value of their investments. During the restructuring process Plaza’s creditors are subject to a moratorium. In addition, Plaza noted that it will approach its creditors in the coming weeks to seek approval for the restructuring plan, which, it believes, can be implemented during the Court supervised process with majority consent. According to Plaza announcement, the Court has determined that Plaza’s creditors meeting for the purpose of voting on the plan will take place on April 17, 2014 at the court in Amsterdam and that creditors can file their claims for voting purposes with the administrator before April 3, 2014.

Plaza stated that the reorganization proceedings and the subsequent implementation of the restructuring plan will provide it with the ability to resolve its immediate liquidity situation in order to protect its continuity and preserve value for its stakeholders and creditors.

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Plaza stated that it believes, that notwithstanding its immediate challenges, it continues to have a strong balance sheet, with a positive current net asset value, and owns assets and development opportunities that offer the potential to deliver positive returns over the medium to long term. Accordingly, Plaza believes that, on a going concern basis, Plaza retains significant value for its stakeholders and will be able to repay its creditors in full. Plaza stated further, that by contrast, its board is certain that a forced liquidation would cause shareholders and creditors to incur significant losses.

Plaza expects that the restructuring process will be completed within a period of six months. Upon implementation of the plan, Plaza is confident it will be able to repay its creditors in full and return to generating significant value for its stakeholders, securing its viability for the future.

For further information on the current situation, the content of the restructuring plan and the further process, please visit Plaza's wed-site: http://www.plazacenters.com/index.php?p=debt_restructuring

Plaza expects that the trading of its securities might be suspended for a limited period.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Company will be unable to reach definitive agreements to refinance the loans owing to Bank Hapoalim, the risk that the proposed refinancing with Bank Hapoalim with not be approved by the requisite majority of its creditors, the risk that the Company will enter liquidation proceedings, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il